[JORDEN BURT LETTERHEAD APPEARS HERE]

October 26, 2007

BY EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allstate Assurance Company Separate Account B

Definitive Proxy Materials; File No. 811-01525

Commissioners:

On behalf of Allstate Assurance Company Separate Account B (“Registrant”), a managed separate account of Allstate Assurance Company (“AAC”), we are filing herewith Registrant’s definitive proxy materials (the “Proxy Materials”). The Proxy Materials incorporate certain changes made in response to oral comments received from the Commission staff on October 23, 2007, on Registrant’s preliminary proxy materials filed on October 16, 2007.

Registrant has authorized us to advise you that it understands that Registrant is responsible for the adequacy and accuracy of the disclosure in the filing, that Commission staff comments or changes to the disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that Registrant may not assert this action as a defense to any action initiated by the Commission or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Please direct any questions or comments with respect to this filing to me at (202) 965-8127.

Very truly yours,

/s/ Richard Choi

Richard T. Choi

Enclosure

cc:	Sally Samuel, Esq.